EXHIBIT 99.11
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. The matching shares are subject to a three year holding period, and vest after this period.

Upon vesting, on 19 April 2021, the following PDMR/KMP received matching shares under myShare, of which sufficient were sold on 20 April 2021 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	20.0177	24.1951	10.1621	60.18885	14.0330
Rio Tinto plc shares	Barrios, Alfredo	19.1519	23.1487	9.3538	60.18885	13.7949
Rio Tinto plc shares	Cunningham, Peter	10.0088	12.0972	5.0811	60.18885	7.0161
Rio Tinto Limited shares	Kaufman, Sinead	17.9599	21.3838	0	-	21.3838
Rio Tinto plc shares	Toth, Peter	10.0088	12.0972	5.0811	60.18885	7.0161
Rio Tinto plc shares	Trott, Simon	24.6298	29.77	6.5496	60.18885	23.2204
Rio Tinto Limited shares	Vella, Ivan	15.4162	18.3551	0	-	18.3551

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 2